CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

January 10, 2022

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Post Qualification Amendment on Form 1-A

Filed November 29, 2021
File No. 024-11020

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated December 6, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”) and reference our additional discussions with the Staff on January 7, 2022. We appreciate the opportunity to respond to your comments.

Post Qualification Amendment on Form 1-A

General

1.	We reissue prior comment 1. We note the statements on your website at https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. Please reconcile your net asset value calculations on page 57 with the disclosure provided in your amended Form 1-A, including your financial statements for the applicable periods. In addition, we note the reference in the FAQs of the website to a 5% guarantee. Please explain the basis for this statement and reconcile with the Form 1-A, which clearly discloses there are no guarantees of future performance.

The Company has updated the FAQ section of its website and deleted the reference to a 5% guarantee.

Upon further consideration of the Staff’s comments and discussions with the Staff, the Company has deleted references to a 36.7% annualized return in 2020 and references that the Company has cleared 35.48% in the past 12 months.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609